# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolv Technologies Holdings, Inc., CIK 0001805385
CUSIP: 30049H102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/18/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-019724
Filed by CIK 0001580115

## Reporting persons
- Gates Frontier, LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 2,365,664; sole dispositive power 2,365,664; aggregate amount beneficially owned 2,365,664 (1.4% of the class)
  Comment: For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all shares of the Class A common stock, par value $0.0001 per share (the "Common Stock"), of Evolv Technologies Holdings, Inc. (the "Issuer") held by Gates Frontier, LLC ("Frontier") may be deemed to be beneficially owned by William H. Gates III as the sole member of Frontier.
  
  Item 11 is based on 171,891,467 shares of Common Stock outstanding as of August 11, 2025, as reported on the Issuer's Form 10-Q filed on August 14, 2025.
- William H. Gates III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,365,664; sole dispositive power 2,365,664; aggregate amount beneficially owned 2,365,664 (1.4% of the class)
  Comment: For purposes of Rule 13d-3 under the Exchange Act, all shares of the Common Stock of the Issuer held by Frontier may be deemed to be beneficially owned by William H. Gates III as the sole member of Frontier.
  
  Item 11 is based on 171,891,467 shares of Common Stock outstanding as of August 11, 2025, as reported on the Issuer's Form 10-Q filed on August 14, 2025.

## Item 1. Issuer
Name of issuer: Evolv Technologies Holdings, Inc.
Address of issuer's principal executive offices: 500 Totten Pond Road, 4th Floor Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing: Gates Frontier, LLC ("Frontier") and William H. Gates III ("WHG")
Address of principal business office or, if none, residence:
Frontier - 2365 Carillon Point, Kirkland, Washington 98033

WHG - 500 Fifth Avenue North, Seattle, Washington 98109
Citizenship:
Frontier is a limited liability company organized under the laws of the State of Washington.

WHG is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gates Frontier, LLC: /s/ Alan Heuberger, Attorney-in-fact for Michael Larson, Manager (09/22/2025)
- William H. Gates III: /s/ Alan Heuberger, Attorney-in-fact (09/22/2025)
Comment: Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to Gates Frontier, LLC's Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Gates Frontier, LLC's Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.